UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT



Pursuant to Section 13 or 15(d) of the Securities Exchange Act
of 1934

Date of Report (Date of earliest event reported):
December 21, 2005

THE DOW CHEMICAL COMPANY
(Exact name of registrant as specified in its charter)

Delaware	1-3433	38-1285128
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Dow Center, Midland, Michigan 48674
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:
(989) 636-1000

Not applicable
(Former name or former address, if changed since last report.)

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

(d) New Director

   On December 21, 2005, the Board of Directors of The Dow Chemical Company (the "Company") elected James A. Bell Director of the Company.

   At the present time, Mr. Bell has been named as a member of the Audit Committee and the Environment, Health and Safety Committee.

   There is no arrangement or understanding between Mr. Bell and any other person pursuant to which Mr. Bell was elected as a Director of the Company. There are no transactions in which Mr. Bell has an interest requiring disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 22, 2005   THE DOW CHEMICAL COMPANY

                                  By: /S/ FRANK H. BROD
                                      Name: Frank H. Brod
                                  Title: Corporate Vice President
                                         and Controller